Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-178134, Amendment No. 1 on or about December 19, 2011) and related Prospectus of Sequenom, Inc. for the registration of its common stock, preferred stock, debt securities and warrants and to the incorporation by reference therein of our reports dated March 8, 2011, with respect to the consolidated financial statements and schedule of Sequenom, Inc., and the effectiveness of internal control over financial reporting of Sequenom, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

December 19, 2011